

NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF AMENDMENT

OF

NEXTPOWER360 CO.

the original of which was filed in this office on the 24th day of January, 2023.





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IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 24th day of January, 2023.

Elaine F. Marshall

Secretary of State

SOSID: 2485531
Date Filed: 1/24/2023 8:57:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2023 019 01022

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: NextPower306 Co.

2. The text of each amendment adopted is as follows (*State below or attach*):

   Article 2 of the Articles of incorporation shall be amended to read as follows:

   "2. The number of shares the corporation is authorized to issue is: 10,000,000."

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

   Not applicable

4. The date of adoption of each amendment was as follows: January 1, 2023

5. (Check either a, b, c, or d, whichever is applicable)

   a. ☐ The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.

   b. ☐ The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.

   c. ☐ The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.)*

   d. ☑ The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6. These articles will be effective upon filing, unless a delayed time and date is specified:

_____

_____

This the __12th__ day of __January_____, 20__23__

NextPower360 Co.
_____
Name of Corporation

Benedetto Anthony Iacovelli, MD
_____
Signature

Benedetto Anthony Iacovelli MD, President
_____
Type or Print Name and Title

NOTES:
1. Filing fee is $50. This document must be filed with the Secretary of State.



NORTH CAROLINA
Department of the Secretary of State

To all whom these presents shall come, Greetings:

I, ELAINE F. MARSHALL, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF INCORPORATION

OF

NEXTPOWER360 CO.

the original of which was filed in this office on the 12th day of September, 2022.





Scan to verify online.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 12th day of September, 2022.

Elaine F. Marshall

Secretary of State

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION

SOSID: 2485531
Date Filed: 9/12/2022 8:55:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2022 254 00095

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: NextPower360 Co.

2. The number of shares the corporation is authorized to issue is: 100

3. These shares shall be: ***(check either a or b)***

   a. ☒ All of one class, designated as common stock; or

   b. ☐ Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.

4. The name of the initial registered agent is: Michael James Shore

5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street 186 Pearson Drive

   City Asheville State NC Zip Code 28801-1612 County Buncombe

6. The mailing address, ***if different from the street address,*** of the initial registered office is:

   Number and Street ______

   City ______ State NC Zip Code ______ County ______

7. Principal office information: (***must select either a or b.***)

   a. ☒ The corporation has a principal office.

   The principal office telephone number: (828) 582-3141

   The street address and county of the principal office of the corporation is:

   Number and Street 186 Pearson Drive

   City Asheville State NC Zip Code 28801-1612 County Buncombe

   The mailing address, ***if different from the street address***, of the principal office of the corporation is:

   Number and Street ______

   City ______ State ______ Zip Code ______ County ______

   b. ☐ The corporation does not have a principal office.

8.   Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9.   The name and address of each incorporator is as follows:

    Name   Address

Benedetto Anthony Iacovelli MD - 117 Jones Rd Leicester NC, 28748-5128 United States
_____

_____

_____

10.   **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title
Benedetto Anthony Iacovelli MD	117 Jones Rd Leicester NC, 28748-5128 United States	Chairman of the Board /Chief Technology Officer
Michael James Shore	186 Pearson Drive Asheville NC,	Chief Executive Officer

11.   **(Optional):** Please provide a business e-mail address: _____Privacy Redaction_____ .
The Secretary of State's Office will e-mail the business automatically at the address provided at no charge when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12.   These articles will be effective upon filing, unless a future date is specified:

_____

This the _____11th_____ day of __September__ 20__22____

                                            _____

                                         Benedetto Anthony Iacovelli MD
                                                Signature

                                   Benedetto Anthony Iacovelli MD Incorporator
                                          Type or Print Name and Title

NOTES:
1.   **Filing fee is $125. This document must be filed with the Secretary of State.**